Manaris Corporation
                      1155 Rene-Levesque Blvd., Suite 2720
                         Montreal, Quebec Canada H3B 2K8



                                                                 January 6, 2006


VIA EDGAR AND FACSIMILE: (202) 772-9205

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Michele M. Anderson
              Derek Swanson

              Re:   Manaris Corp.
                    Registration Statement on Form SB-2
                    Filed November 7, 2005 (File No. 333-129520)

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Manaris Corp. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Monday, January 9, 2006, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                  Manaris Corp.


                                  By: /s/ John G. Fraser
                                      ------------------
                                  Name:   John G. Fraser
                                  Title:  President and Chief Executive Officer